EXHIBIT 99.1
US GAAP Press Release

Infosys Technologies (NASDAQ: INFY) Announces Results for the Quarter ended June 30, 2008

Q1 revenues grew by 24.5% year on year; sequential growth 1.1%

Bangalore, India – July 11, 2008

Highlights

Consolidated results for the quarter ended June 30, 2008

  First quarter revenues at $ 1,155 million, up 24.5% from the corresponding quarter last fiscal
  Earnings per American Depositary Share (ADS)* increased to $ 0.54 from $ 0.46 in the corresponding quarter last fiscal; YoY growth was 17.4%
  49 new clients were added during the quarter by Infosys and its subsidiaries
  Gross addition of 7,182 employees (net 3,192) for the quarter by Infosys and its subsidiaries
  94,379 employees as on June 30, 2008 for Infosys and its subsidiaries

*The tax provision for quarters ended June 30, 2008 and June 30, 2007 includes a tax reversal of $ 7 million and $ 13 million respectively. Excluding this reversal, the earnings per share for the quarters ended June 30, 2008 and June 30, 2007 would have been $ 0.53 and $ 0.44 respectively, resulting in a YOY growth of 20.5%

Outlook for the quarter ending September 30, 2008 and the fiscal year ending March 31, 2009

Quarter ending September 30, 2008

  Consolidated revenues are expected to be in the range of $ 1,215 million and $ 1,225 million; YoY growth of 18.9% – 19.9%
  Consolidated earnings per American Depositary Share are expected to be in the range of $ 0.55 and $ 0.56; YoY growth of 14.6% – 16.7%

Fiscal year ending March 31, 2009

  Consolidated revenues are expected to be in the range of $ 4.97 billion and $ 5.05 billion; YoY growth of 19.0% – 21.0%
  Consolidated earnings per American Depositary Share** are expected to be between $ 2.32 and
  $ 2.36; YoY growth of 14.3% – 16.3%

** Including tax reversal of $ 7 million in fiscal 2009 and $ 30 million in fiscal 2008 respectively. Excluding the tax reversal, the earnings per share are expected to be between $ 2.31 and $ 2.35 for the year ending March 31, 2009; YoY growth of 16.7% – 18.7%

“Although the global economic environment continues to remain uncertain and could impact IT spending in the short term, we see several opportunities for growth as customers relentlessly focus on improving efficiency,” said S. Gopalakrishnan, CEO and Managing Director.

Expansion of services and significant projects

Businesses across the world continued to benefit from Infosys’ services and solutions. A special competency group devoted to developing specialized products has been set up to enhance the business value provided to Infosys’ customers and support them on their transformational journey.

An automotive OEM is using Infosys’ engineering services to develop seating systems. A high-tech company has approached Infosys to develop its competitive strategy and transformation roadmap. An auto financier has engaged Infosys to develop its online dealer marketplace. A global auto manufacturer in India has signed up Infosys to develop a transport management system. Infosys is executing a Business Intelligence solution for a high-tech leader. A software major has sought Infosys’ expertise to design a campaign management platform. A high-tech manufacturer in South East Asia has turned to Infosys to implement a Siebel marketing campaign and analytics platform. Another high-tech company has sought Infosys’ help to improve its customer experience by constructing a customer portal and putting in place a governance structure to strengthen customer operations.

An insurance major has partnered with Infosys to test interactive voice response (IVR) and speech applications.

Infosys is assisting a global bank to assess its enterprise architecture and rationalize its application portfolio. A financial product technology provider has sought Infosys’ expertise in developing an analytic tool.

Infosys continued to make inroads in emerging economies. A leading bank in the Middle East has engaged Infosys to implement CRM across its retail banking business. A media company in Australia has sought Infosys’ expertise to define its solutions. As part of the engagement, Infosys modified its delivery structure to mitigate risks in delivery and schedule.

Demand for Infosys’ consulting services continued to be strong with market leaders. A high-tech manufacturer has approached Infosys to create an Oracle-enabled business solution supporting rapid time-to-market, strategic expansion and a new business model. An agribusiness has selected Infosys to deliver a global program that includes redesign of the operations of its seeds business.

“Margins for the quarter were impacted due to increases in salary and visa costs which to some extent were offset by rupee depreciation,” said V. Balakrishnan, Chief Financial Officer. “We believe that the currency market will remain volatile in the short term.”

About Infosys Technologies Ltd.

Infosys (NASDAQ: INFY) defines, designs and delivers IT-enabled business solutions that help Global 2000 companies win in a Flat World. These solutions focus on providing strategic differentiation and operational superiority to clients. With Infosys, clients are assured of a transparent business partner, world-class processes, speed of execution and the power to stretch their IT budget by leveraging the Global Delivery Model that Infosys pioneered. Infosys has over 94,000 employees in over 40 offices worldwide. Infosys is part of the NASDAQ-100 Index. For more information, visit www.infosys.com.

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2008. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Contact

Investor Relations	Shekar Narayanan, India +91 (80) 4116 7744 shekarn@infosys.com	Sandeep Mahindroo, USA +1 (646) 254 3133 sandeep_mahindroo@infosys.com
Media Relations	Bani Paintal Dhawan, India +91 (80) 2852 2408 Bani_Dhawan@infosys.com	Peter Mclaughlin, USA +1 (213) 268 9363 Peter_Mclaughlin@infosys.com

Infosys Technologies Limited and subsidiaries

Consolidated Balance Sheets

(Dollars in millions)
	As of
	March 31, 2008	June 30, 2008
	(1)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$ 2,058	$ 1,722
Investments in liquid mutual fund units	18	35
Trade accounts receivable, net of allowances	824	775
Unbilled revenue	120	163
Prepaid expenses and other current assets	107	136
Deferred tax assets	2	9
Total current assets	3,129	2,840
Property, plant and equipment, net	1,022	990
Goodwill	150	141
Intangible assets, net	25	25
Deferred tax assets	66	70
Advance income taxes	55	32
Other assets	45	46
Total assets	$ 4,492	$ 4,144
Liabilities and stockholders’ equity
Current liabilities
Accounts payable	$12	$4
Income taxes payable	101	111
Client deposits	1	3
Unearned revenue	71	91
Other current liabilities	386	397
Total current liabilities	571	606
Non-current liabilities
Other non-current liabilities	11	11
Stockholders’ equity
Common stock, Rs. 5 ($ 0.16) par value 600,000,000 equity shares authorized, issued and outstanding – 571,995,758 and 572,343,176 as of March 31, 2008 and June 30, 2008 respectively	64	64
Additional paid-in capital	718	725
Accumulated other comprehensive income	311	39
Retained earnings	2,817	2,699
Total stockholders’ equity	3,910	3,527
Total liabilities and stockholders’ equity	$ 4,492	$ 4,144
(1) March 31, 2008 balances were obtained from audited financial statements

Unaudited Consolidated Statements of Income

(Dollars in millions except per share data)
	Three months ended June 30,
	2007	2008
Revenues	$ 928	$ 1155
Cost of revenues	569	697
Gross profit	359	458
Operating expenses:
Selling and marketing expenses	51	61
General and administrative expenses	77	87
Amortization of intangible assets	2	2
Total operating expenses	130	150
Operating income	229	308
Other income, net	62	28
Income before income taxes and minority interest	291	336
Provision for income taxes	28	30
Income before minority interest	$ 263	$ 306
Minority interest	-	-
Net income	$ 263	$ 306
Earnings per equity share
Basic	$ 0.46	$ 0.54
Diluted	$ 0.46	$ 0.54
Weighted-average equity shares used in computing earnings per equity share
Basic	568,376,262	569,365,847
Diluted	570,506,394	570,479,751